Exhibit 99.1

IAMGOLD Secures Credit Facility

All amounts are expressed in US dollars, unless otherwise indicated.

TORONTO, Feb. 1, 2016 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has signed definitive agreements with a banking syndicate to refinance its expiring unsecured revolving credit facility with a $250 million facility consisting of a fully committed $100 million secured and immediately available revolving credit facility with an option to potentially add a further $150 million (the "Corporate Facility").

"IAMGOLD's balance sheet is strong, its bonds are not due until October 2020, and the Company ended 2015 with approximately $700 million in cash and bullion that contribute to its peer-leading net cash position, " said Carol Banducci, EVP and Chief Financial Officer.  "The $250 million credit facility reflects current market conditions and is appropriate for the size and financial liquidity requirements of the Company.  We do not expect to draw upon the facility in the foreseeable future."

The new Corporate Facility will expire in February 2020 and the accordion is available under the same terms and conditions.  The Corporate Facility was led and arranged by National Bank of Canada and Deutsche Bank. The Company is currently in discussions with other lenders with regards to participation in the potentially larger facility on the basis of terms already agreed with the lead lenders.

The Company's existing Letters of Credit revolving credit facility ("LC Facility"), which allow for the issuance of letters of credit in support of certain asset retirement obligations, remains in place.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production, capital expenditures, operations outlook, the future price of gold, the timing and amount of estimated future production, costs of production, currency fluctuations or requirements for additional capital.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "will", "outlook" or "expect" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold or certain other commodities; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; availability and increasing costs associated with mining inputs and labour; adverse changes in the Company's credit rating and the risks involved in the exploration, development and mining business. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, Tel: (416) 933-4952, Mobile: (416) 670-3815; IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 01-FEB-16